Exhibit 99.2

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas (Argentina) Corp. (“Lithium Argentina” or the “Company”) provides an overview of Lithium Argentina's financial condition and results of operations for the three months and nine months ended September 30, 2024, and has been prepared as of November 5, 2024. It analyzes key factors influencing the Company's performance, including the ramp-up of the Caucharí-Olaroz lithium project, financing activities, and market conditions.

This should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the nine months ended September 30, 2024 (“Q3 2024 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2023 (“2023 annual financial statements”). Refer to Notes 2 and 3 of the Q3 2024 financial statements and Note 2 and 3 of the 2023 annual financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars (“US dollars” or “US$”), unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements”, “forward-looking information”, “future-oriented financial information” and/or “financial outlook” and readers should read the cautionary note contained in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAAC”. Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition and other information, is contained in the Company’s Annual Information Form (“AIF”), and other filings, which are available on the Company’s website at www.lithium-argentina.com and on SEDAR+ at www.sedarplus.ca.

MD&A Nine-month period ended Sept. 30, 2024	2

Highlights

Operational Highlights at Caucharí-Olaroz

•
During the three months ended September 30, 2024, Caucharí-Olaroz produced approximately 6,800 tonnes of lithium carbonate, up 21% from the second quarter of 2024.
o
Caucharí-Olaroz is currently operating at approximately 75 – 80% of the design capacity of 40,000 tonnes per year and is expected to maintain this level of production during the fourth quarter of 2024 and into 2025.
o
In October 2024, Caucharí-Olaroz achieved commercial production after reaching elevated production levels for a sustained period of time. As a result, depreciation of certain capital assets will begin in the fourth quarter of 2024.
o
Production guidance of 20,000 – 25,000 tonnes of lithium carbonate in 2024 remains unchanged.
•
Production continues to be sold primarily to Ganfeng Lithium Co. Ltd. (“Ganfeng”) with realized price of approximately $8,000 per tonne during the three months ended September 30, 2024.
o
During the ramp-up, realized pricing is based on China battery-grade price adjusted for Chinese value added taxes (“VAT”) and other deductions related to the removal of trace levels of impurities to achieve battery quality lithium carbonate.
o
As a result of lower levels of impurities, beginning in September 2024, this price deduction for additional processing costs, was adjusted from $2,000 to $1,500 per tonne.
o
Since the end of the third quarter of 2024, lithium prices have declined further with the most recent realized price for Caucharí-Olaroz at approximately $7,000 per tonne.

Financial and Corporate Highlights

•
As of September 30, 2024, Lithium Argentina had $92 million in cash and cash equivalents and maintained its undrawn $75 million credit facility with Ganfeng.
•
As of September 30, 2024, Minera Exar S.A. (“Exar”) had, on a 100% basis, approximately $202 million of US dollar and US dollar-linked debt at the official FX rate.
o
During the third quarter of 2024, Ganfeng and Lithium Argentina contributed funds to Exar to reduce its leverage by over $110 million.
o
Ganfeng and the Company continue to advance financing options to replace short-term debt with longer-term financing for Exar.
•
In August 2024, Ganfeng Lithium acquired $70 million in newly issued shares of Proyecto Pastos Grandes S.A. (“PGCo”), the Company’s Argentinian subsidiary holding the Pastos Grandes project (“Pastos Grandes”) in Salta, Argentina, representing a 14.9% interest in Pastos Grandes (the “Pastos Grandes Transaction”).

MD&A Nine-month period ended Sept. 30, 2024	3

LITHIUM OPERATIONS AND PROJECTS

The Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz”) is located in Jujuy province in the northwestern region of Argentina. Caucharí-Olaroz is operating and ramping up to full capacity. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Exar, a company incorporated under the laws of Argentina. The Company also has a pipeline of exploration and evaluation stage projects, including Pastos Grandes and the Sal de la Puna project (“Sal de la Puna”), both of which are located in Salta Province in northwestern Argentina adjacent to Jujuy province. Pastos Grandes is an 85.1% owned project (the Company’s interest changed upon completion of the Pastos Grandes Transaction, see “Financial and Corporate Highlights” section above), while Sal de la Puna is a project in which the Company holds a 65% interest. The Company is advancing development plans for these assets, including evaluating opportunities to achieve synergies through joint development of the projects.

The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina through equity investees, Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng. The Company and Ganfeng collectively own 91.5% of Exar (and thus Caucharí-Olaroz; with the remaining 8.5% owned by JEMSE) and 100% of Exar Capital (a Netherlands entity that provides funding to Exar). For Pastos Grandes, the Company conducts operations through its indirectly 85.1% owned subsidiary, PGCo in Argentina. Operations concerning Sal de la Puna are conducted by the Company through its 65% ownership interests in Sal de la Puna Holdings Ltd. (with Ganfeng owning the remaining 35%), which owns Puna Argentina S.A.U., an Argentine company which holds the project.

Health and Safety

The Total Recordable Injury Frequency rate for Caucharí-Olaroz as of September 30, 2024 was 0.7 per 200,000 hours worked (including contractors at site).

Operational Performance and Project Development

Caucharí-Olaroz

Lithium Carbonate Operations	2024
(100% basis unless otherwise indicated)	Units	3Q24	2Q24	QoQ	YTD
Lithium Carbonate Production	k tonnes	6.8	5.6	21%	16.9

During the third quarter of 2024, production volumes at Caucharí-Olaroz reached approximately 6,800 tonnes, an increase of 21% compared to the second quarter of the year. Year-to-date production volumes reached 16,900 tonnes. Production is currently approximately 75 – 80% of design capacity with a focus on sustaining higher production levels. It is expected that these production rates will be maintained through the end of the year and into 2025. We expect production volumes for 2024 will fall within our guidance of 20,000 – 25,000 tonnes this year.

The majority of the Company’s portion of the sales volumes from Caucharí-Olaroz were sold to Ganfeng, Lithium Argentina’s partner in the project. Pricing of lithium carbonate sold to Ganfeng is based on market prices for battery quality lithium carbonate, less Chinese VAT and transportation costs and a deduction based on the estimated additional processing costs required to reduce trace levels of impurities to achieve battery quality specifications. As a result of decreased levels of impurities, this price deduction was reduced from $2,000 to $1,500 per tonne beginning in September 2024. Since the end of the third quarter, lithium prices have declined further with the most recent realized price for Caucharí-Olaroz at approximately $7,000 per tonne.

The current focus at Caucharí-Olaroz remains on the Stage 1 ramp up. Planning for Stage 2 expansion continues to advance.

MD&A Nine-month period ended Sept. 30, 2024	4

Subsequent to September 30, 2024, management determined that the Caucharí Olaroz project’s assets are available for use (referred to as “commercial production”). In making this determination, management considered specific facts and circumstances. These factors include, but are not limited to, whether the product produced by the plant is saleable, the completion of a reasonable period of commissioning, and the achievement of consistent operating results at a predetermined level of design capacity for a reasonable period of time. The Company concluded that commercial production was achieved for the Caucharí Olaroz project as of October 1, 2024. As a result, the Caucharí Olaroz project’s assets are now considered ready for their intended use, and depreciation of these assets will commence as of October 1, 2024.

The following are the amounts presented in the financial statements of Minera Exar on a 100% basis as amended to reflect the Company’s accounting policies.

Minera Exar Income Statement	Three months ended	Nine months ended
(100% basis unless otherwise indicated)	September 30, 2024	September 30, 2024

Sales revenue Exar	57.0	130.9
Cost of sales, including	(48.5)	(111.0)
Gross profit	8.5	19.9
Selling and distribution expenses	(4.1)	(8.6)
Administrative expenses	(2.6)	(6.7)
Profit before finance and tax expense	1.8	4.6
Derivative foreign exchange and other gain/ (loss)	144.0	(5.9)
Deferred tax expense	(58.7)	(31.1)
Net profit/ (loss)	87.1	(32.4)

Minera Exar Balance Sheet	September 30, 2024	December 31, 2023
(100% basis unless otherwise indicated)	$	$
Current assets
Cash and cash equivalents	14.9	-
Inventories	270.7	220.5
Other current assets	59.3	12.9
Total current assets	344.9	233.4
Non-current assets	1,442.3	1,327.3
Current liabilities - third-party loans	(191.8)	(314.1)
Current liabilities - loans from Exar Capital	(594.0)	(328.6)
Current liabilities - other	(73.5)	(86.8)
Non-current liabilities - third-party loans	(10.0)	(36.2)
Non-current liabilities - loans from Exar Capital	(576.7)	(544.5)
Non-current liabilities - loans from PGCo	(82.4)	-
Non-current liabilities - other	(46.5)	(5.7)
Net assets	212.3	244.8

Changes in the balance sheet compared to the beginning of the year are primarily driven by the following:

•
an increase in the inventory balance due to a ramp up in production, along with a related increase in warehouse reagents, spare parts and brine inventory.
•
an increase in other current assets due to higher sales receivables and prepayments for reagents.
•
an increase in loans from Exar Capital resulting from loans provided by the Company and Ganfeng, as well as foreign exchange losses during the year.

In Q3 2024, the Company used a portion of the proceeds from the Pastos Grandes Transaction to repay, along with Ganfeng, over $110 million of Exar’s third party loans. As of September 30, 2024, Exar had approximately $201.8 million due in local loans and credit facilities at the official FX rate (down from $350 million at the end of 2023 and from $315 million as at the end of Q2 2024) or approximately $171.8 million at current market FX rate. The Company’s portion of this debt is $98.9 million at the official rate or $84.2 million at the current market rate.

MD&A Nine-month period ended Sept. 30, 2024	5

A substantial portion of the local debt is being refinanced with credit facilities typical of an operating company. The Company is working with Ganfeng to pursue additional longer term financing options as lending conditions in Argentina improve and support its longer-term growth plans, including the possibility of a local bond offering. As of September 30, 2024, Exar had $51 million available under its $80 million export credit facility with a major international bank.

Pastos Grandes

Ganfeng and Lithium Argentina have begun preparation of a regional development plan for the Pastos Grandes basin, including Pastos Grandes, Sal de la Puna and Ganfeng’s adjacent Pozuelos Pastos Grandes (“Pozuelos”) project in Argentina. Both companies have conducted significant early works studies in the basin at their respective sites, and as a result, there is substantial data available to support the development plan. The development plan is ongoing and expected to be released in early 2025.

The offtake rights for Pastos Grandes remain uncommitted, which will allow Lithium Argentina to explore opportunities to bring in new customers and financing to accelerate and support development of a global lithium chemical supply chain.

Environmental and Social Responsibility

Caucharí-Olaroz carried out its third participatory environmental monitoring process of 2024 during September. This was done in collaboration with an external environmental consultancy and laboratory. Observers from various communities participated in the process.

SELECTED FINANCIAL INFORMATION OF THE COMPANY

Liquidity

As of September 30, 2024, the Company had $92.3 million in cash and cash equivalents and a $75.0 million undrawn subordinate debt facility for total liquidity of $167.3 million. The Company’s current liabilities, excluding equity-settleable convertible notes, were $23.7 million as of September 30, 2024.

Quarterly Information

Selected consolidated financial information is as follows:

	2024			2023				2022
(in US$ millions)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total assets (excluding assets held for distribution)	1,121.8	1,046.1	1,046.1	1,055.0	1,063.4	1,501.9	1,328.4	1,016.5
Property, plant and equipment	9.1	9.6	9.8	9.2	8.0	90.9	35.6	9.0
Current assets	111.8	112.3	98.8	133.6	173.5	529.4	608.4	356.1
Current liabilities excluding equity-settleable convertible notes	(23.7)	(22.3)	(14.3)	(14.6)	(25.5)	(52.2)	(60.8)	(19.6)
Total liabilities (excluding liabilities held for distribution)	(228.1)	(222.1)	(226.0)	(226.1)	(221.6)	(255.8)	(274.5)	(232.5)
Expenses - continuing operations	(8.8)	(21.5)	(20.8)	(5.6)	(9.0)	(12.0)	(9.7)	(11.7)
(Loss)/income from continuing operations	(2.4)	2.2	(10.2)	(1.1)	6.8	14.9	(3.1)	29.4
Income/(loss) from discontinued operations	-	-	-	1,263.4	(0.2)	10.9	(3.3)	(19.3)
Net (loss)/income	(2.4)	2.2	(10.2)	1,262.3	6.6	25.8	(6.4)	10.1

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding.
2.
The operations of Lithium Americas (NewCo) have been presented in prior periods as a discontinued operation.

MD&A Nine-month period ended Sept. 30, 2024	6

On July 31, 2023, at the annual, general and special meeting of the Company, the Company’s shareholders approved the separation of Lithium Americas into Lithium Americas (Argentina) Corp. and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023. As a result of the transaction, the Company transferred its North American business, including, among other assets, the Thacker Pass Project (“Thacker Pass”) and $275.5 million of cash to Lithium Americas (NewCo).

Changes in the Company’s total assets, liabilities and net (loss)/income were driven mainly by increases in loans and contributions to Caucharí-Olaroz, expenses during the period, change in the fair value of the Convertible Notes derivative liability, the Company’s share of results of Caucharí-Olaroz and the distribution of assets and liabilities to the shareholders upon completion of the Separation.

In Q3 2024, the Company completed the Pastos Grandes Transaction, resulting in PGCo issuing common shares that represent approximately 14.9% of its equity to Ganfeng Lithium for a consideration of $70.0 million. This transaction allowed the Company to retain control of PGCo and has been accounted for as an equity transaction. Subsequently, PGCo entered into a loan facility agreement with Exar, advancing a $65.0 million loan funded by the proceeds from the Pastos Grandes transaction. These funds will support refinancing current debt and working capital and other requirements for the Caucharí-Olaroz project. Total liabilities increased due to accrued interest on the Convertible Notes and an increase in payables to Exar for lithium carbonate purchases.

In February 2023, General Motors Holdings LLC (“GM”) acquired approximately 15,000,000 common shares of the Company, and in connection with that transaction, GM agreed to a ‘lock-up’ restricting the transfer of those common shares pursuant to the terms of an investor rights agreement with the Company. The principal lock-up expired in October 2024 (with certain specified transfer limitations remaining in place) and GM is no longer contractually restricted from selling its common shares of the Company through the facilities of a stock exchange.

In Q2 2024, total assets remained consistent when compared to the previous quarter. Total liabilities decreased by $3.9 million primarily due to a decrease in deferred tax liability by $10.7 million caused by inflation adjustments on the tax basis of Pastos Grandes assets in Argentina, partially offset by an increase in purchases payable to Exar for lithium carbonate.

In Q1 2024, total assets decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations and a decrease in investment in the Caucharí-Olaroz project due to elimination of the Company’s portion of capitalized intercompany interest, partially offset by an increase in loans advanced to Exar Capital.

In Q4 2023, total assets decreased primarily due to the distribution of assets to shareholders upon the Separation. Net income increased mainly due to the recognition of a gain on distribution of assets to the shareholders upon the Separation, partially offset by expenses in the period and deferred tax expense of $10.7 million due to the weakening of the Argentine Pesos against the US dollar. The fair value of the net assets distributed was $1,680.5 million determined based on the share price of Lithium Americas (NewCo) on October 4, 2023, its first date of trading. The difference of $1,267.5 million between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on distribution of assets on the statement of comprehensive income (loss).

In Q2 2023, total assets increased primarily due to the acquisition of Arena Minerals and property, plant and equipment increased due to the capitalization of Thacker Pass construction costs. Total liabilities decreased primarily due to a decrease in fair value of the Convertible Notes derivative liability by $14.8 million and GM (defined below) warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”) derivative liability by $19.0 million, partially offset by accrued interest on the Convertible Notes of $5.6 million.

MD&A Nine-month period ended Sept. 30, 2024	7

In Q1 2023, total assets increased primarily due to cash proceeds from the first tranche investment by GM (“GM Tranche 1 Investment”) of $320 million and property, plant and equipment increased due to commencement of construction of the Thacker Pass project and, as a result, capitalization of the related project construction costs. Total liabilities increased primarily due to the GM Tranche 2 Agreements derivative liability of $24.1 million, an increase in accrued liabilities for $16.8 million in financial advisory fees to be paid in connection with the closing of GM Tranche 1 Investment and accrued interest on the Convertible Notes of $5.4 million.

In Q4 2022, total assets decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations. Total liabilities decreased primarily due to a decrease in fair value of the Convertible Notes derivative liability by $34.9 million, partially offset by accrued interest on the Convertible Notes of $5.4 million.

Results of Operations

Nine Months Ended September 30, 2024, versus Nine Months Ended September 30, 2023

Financial results	Nine Months Ended September 30,		Change
(in US$ million)	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(7.6)	(10.0)	2.4
General and administrative	(10.6)	(12.0)	1.4
Equity compensation	(5.1)	(2.7)	(2.4)
Share of loss of Caucharí-Olaroz Project	(27.8)	(5.0)	(22.8)
Share of loss of Arena Minerals	-	(0.7)	0.7
Share of loss of Sal de la Puna Project	(0.1)	(0.4)	0.3
	(51.2)	(30.8)	(20.4)

Transaction costs	(2.1)	(4.9)	2.8
Gain on financial instruments measured at fair value	11.1	22.6	(11.5)
Finance costs	(18.6)	(16.7)	(1.9)
Foreign exchange gain	1.8	6.9	(5.1)
Finance and other income	37.9	41.5	(3.6)
	30.1	49.4	(19.3)

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	(21.1)	18.6	(39.7)

Tax recovery	10.7	-	10.7

(LOSS)/INCOME FROM CONTINUING OPERATIONS	(10.4)	18.6	(29.0)

INCOME FROM DISCONTINUED OPERATIONS	-	7.4	(7.4)

NET (LOSS)/INCOME	(10.4)	26.0	(36.4)
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina	(10.4)	26.0	(36.4)
Non-controlling interest	(0.0)	-	(0.0)

The net loss during the nine months ended September 30, 2024, versus net income in the comparable period was primarily attributable to:

MD&A Nine-month period ended Sept. 30, 2024	8

•
recognition of $27.8 million of share of loss of the Caucharí-Olaroz project during the nine months ended September 30, 2024, versus $5.0 million losses in the comparative period. The Company’s share of loss of the Caucharí-Olaroz project during the nine months ended September 30, 2024, was primarily as a result of derivative loss caused by foreign exchange revaluation of intercompany loans and deferred tax expense. Since the Company’s share of Exar loss for the nine months ended September 30, 2024, exceeded the carrying value of the investment in Exar, the Company recognized its share of loss equal to the carrying value of the investment in Exar of $25.0 million. The unrecognized share of Exar losses was $26.3 million as of September 30, 2024;
•
lower gain on change in fair value of financial instruments of $11.1 million during the nine months ended September 30, 2024, versus gain of $22.6 million in the comparative period;
•
lower foreign exchange gain of $1.8 million during the nine months ended September 30, 2024, versus gain of $6.9 million in the comparative period primarily due to fewer blue chip swap transactions and lower margin on funds transferred to Argentina;
•
higher finance costs of $18.6 million during the nine months ended September 30, 2024, versus $16.7 million costs in the comparative period mainly associated with interest on the Convertible Notes;
•
lower finance income from interest earned on cash investments with financial institutions; and
•
income from discontinued operations of $7.4 million in the comparative period versus no income/loss in the current period. Income from discontinued operation in the comparative period was mainly associated with a discontinued operations gain on change in fair value of financial instruments partially offset by Thacker Pass exploration expenditures, general and administrative spend, equity compensation expense, and transaction costs.

partially offset by:

•
recognition of a deferred tax recovery of $10.7 million during the nine months ended September 30, 2024, due to inflation adjustments on the tax basis of Pastos Grandes assets in Argentina partially offset by the weakening of the Argentine Peso against the US dollar on the tax basis of Pastos Grandes assets;
•
lower exploration and evaluation expenditures and general and administrative spend in the current period versus the comparative period;
•
lower spend on transaction costs during the nine months ended September 30, 2024, of $2.1 million versus $4.9 million spend in the comparative period; and
•
share of loss of investment in Arena Minerals of $0.7 million in the comparative period versus no share of income/loss in the current period.

Purchases and sales of lithium carbonate

During the nine months ended September 30, 2024, the Company purchased 49% of Exar’s lithium carbonate shipped during the period with Ganfeng purchasing the remaining 51% of the product shipped. The Company sold the purchased lithium carbonate to Ganfeng and Bangchak and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and Bangchak and the Company was not directly exposed to inventory or price risk.

Since there was no net amount of commission to the Company, there was no impact on the Company’s statement of comprehensive loss for the nine months ended September 30, 2024.

As at September 30, 2024, the Company had a payable of $18.2 million to Exar for lithium carbonate purchases and a receivable of $16.8 million from Ganfeng and Bangchak for sales of lithium carbonate, as disclosed on the statement of financial position.

MD&A Nine-month period ended Sept. 30, 2024	9

Expenses

Exploration and evaluation expenditures during the nine months ended September 30, 2024, of $7.6 million (2023 – $10.0 million) include expenditures incurred for Pastos Grandes and Salar de Antofalla Project (“Antofalla Project”) which is 100% owned by Arena Minerals through its wholly owned subsidiary Antofalla Minerals S.A. (“AMSA”). These expenditures include consulting and salaries, field supplies, permitting and environmental costs incurred during the period on the projects.

Equity compensation during the nine months ended September 30, 2024, of $5.1 million (2023 – $2.7 million) was a non-cash expense and mainly associated with the amortization expense of restricted share units (“RSUs”), preferred share units (“PSUs”), and stock options for the nine months ended September 30, 2024.

Included in general and administrative expenses during the nine months ended September 30, 2024, of $10.6 million (2023 – $12.0 million) were:

•
Office and administrative expenses of $2.1 million (2023 – $3.0 million), which includes insurance costs, office rent, supplies and other items.
•
Professional fees of $2.7 million (2023 – $1.5 million) consisting mainly of legal fees and consulting fees.
•
Salaries and benefits of $4.0 million (2023 – $5.6 million) decreased mainly due to a lower headcount in the current period versus comparative period.

Other Items

Gain on change in fair value of financial instruments during the nine months ended September 30, 2024, of $11.1 million (2023 – $22.6 million) relates to a gain on change in fair value of the Convertible Notes derivative liability. The fair value of the derivative as at September 30, 2024, was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 64.68%, share price of $3.26, a risk-free rate of 3.64%, an expected dividend of 0%, and a credit spread of 13.10%. The gain on change in fair value of the Convertible Notes derivative liability was primarily due to a decrease in the Company’s share price from $6.32 as at December 31, 2023, to $3.26 as at September 30, 2024, and a decrease in credit spread from 17.63% as at December 31, 2023, to 13.10% as at September 30, 2024.

Finance and other income during the nine months ended September 30, 2024, was $37.9 million (2023 – $41.5 million) and includes mainly interest income on the Company’s loans to Exar Capital and Exar and interest earned on cash and cash equivalents, and short-term bank deposits. Interest income on the Company’s loans to Exar Capital during the nine months ended September 30, 2024, was $32.6 million versus $23.8 million in the comparative period. Interest income on the loans advanced by PGCo to Exar during the nine months ended September 30, 2024, was $0.8 million (2023 – $Nil). Interest earned on cash and cash equivalents, and short-term bank deposits during the nine months ended September 30, 2024, was $3.2 million versus $17.2 million in the comparative period, decrease is due to a reduction in cash balance and interest rate in the current period versus the comparative period.

Finance costs during the nine months ended September 30, 2024, were $18.6 million (2023 – $16.7 million) and includes mainly interest on the Convertible Senior Notes.

MD&A Nine-month period ended Sept. 30, 2024	10

Three Months Ended September 30, 2024 (“Q3 2024”), versus Three Months Ended September 30, 2023 (“Q3 2023”)

Financial results	Three Months Ended September 30,		Change
(in US$ million)	2024	2023
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(1.8)	(1.8)	-
General and administrative	(3.5)	(4.5)	1.0
Equity compensation	(2.5)	(0.8)	(1.7)
Share of loss of Cauchari-Olaroz Project	(1.3)	(1.7)	0.4
Share of loss of Arena Minerals	-	-	-
Share of income/(loss) of Sal de la Puna Project	0.3	(0.2)	0.5
	(8.8)	(9.0)	0.2
OTHER ITEMS
Transaction costs	(0.8)	(1.2)	0.4
Gain on financial instruments measured at fair value	0.2	6.6	(6.4)
Finance costs	(6.4)	(5.8)	(0.6)
Foreign exchange gain	0.2	1.3	(1.1)
Finance and other income	13.2	14.9	(1.7)
	6.4	15.8	(9.4)

(LOSS)/INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	(2.4)	6.8	(9.2)

(LOSS)/INCOME FROM CONTINUING OPERATIONS	(2.4)	6.8	(9.2)

LOSS FROM DISCONTINUED OPERATIONS	-	(0.2)	0.2

NET (LOSS)/INCOME	(2.4)	6.6	(9.0)
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina	(2.4)	6.6	(9.0)
Non-controlling interest	(0.0)	-	(0.0)

Net loss in Q3 2024 compared to net income in Q3 2023 was primarily attributable to:

•
lower gain on change in fair value of financial instruments of $0.2 million in Q3 2024 versus gain of $6.6 million in the comparative period;
•
lower finance income from interest earned on cash investments with financial institutions in Q3 2024 versus Q3 2023;
•
foreign exchange gain of $0.2 million in Q3 2024, versus gain of $1.3 million in the comparative period primarily due to fewer blue chip swap transactions and lower margin on funds transferred to Argentina;
•
higher finance costs of $6.4 million in Q3 2024, versus $5.8 million costs in Q3 2023 mainly associated with interest on the Convertible Notes; and
•
higher equity compensation of $2.5 million in Q3 2024, compared to $0.8 million in Q3 2023, associated with the increased amortization expense of RSUs, PSUs and stock options. This increase was due to a larger number of unvested units in Q3 2024 relative to Q3 2023.

partially offset by:

MD&A Nine-month period ended Sept. 30, 2024	11

•
lower share of loss of the Caucharí-Olaroz project of $1.3 million in Q3 2024 versus $1.7 million loss in Q3 2023. Since the Company’s share of Exar loss exceeded the carrying value of the investment in Exar, the Company could only recognize its share of loss equal to the carrying value of the investment in Exar. The unrecognized share of Exar losses was $26.3 million as of September 30, 2024;
•
lower spend on transaction costs and general and administrative costs in Q3 2024 versus spend in Q3 2023;
•
share of income of the Sal de la Puna project of $0.3 million in Q3 2024 versus share of loss of $0.2 million in Q3 2023; and
•
loss from discontinued operations of $0.2 million in Q3 2023 versus no income/loss in Q3 2024.

Expenses

Exploration and evaluation expenditures during Q3 2024 of $1.8 million (2023 – $1.8 million) include expenditures incurred for the Pastos Grandes and Antofalla Project on consulting and salaries, field supplies, and drilling and geological services.

Equity compensation during Q3 2024 of $2.5 million (2023 – $0.8 million) was a non-cash expense and mainly associated with the amortization expense of RSUs, PSUs, and stock options for the three months ended September 30, 2024.

Included in general and administrative expenses for the three months ended September 30, 2024, of $3.5 million (2023 – $4.5 million) were:

•
Office and administrative expenses of $0.7 million (2023 – $1.3 million), which includes insurance costs, spend on office rent and supplies, and IT services.
•
Professional fees of $0.7 million (2023 – $0.4 million) consisting mainly of legal fees and consulting fees.
•
Salaries and benefits of $1.6 million (2023 – $2.3 million) decreased mainly due to a lower headcount in Q3 2024 versus comparative period.

Other Items

Gain on change in fair value of financial instruments in Q3 2024 of $0.2 million (2023 – $6.6 million) relates to a gain on change in fair value of the Convertible Notes derivative liability. The fair value of this derivative liability as at September 30, 2024, was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 64.68%, share price of $3.26, a risk-free rate of 3.64%, an expected dividend of 0%, and a credit spread of 13.10%. The gain on change in fair value of the Convertible Notes derivative liability was primarily due to a decrease in the risk-free rate from 4.61% as of June 30, 2024, to 3.64% as of September 30, 2024, partially offset by an increase in the Company’s share price from $3.20 as at June 30, 2024, to $3.26 as at September 30, 2024.

Finance and other income during Q3 2024 was $13.2 million (2023 – $14.9 million) and includes primarily interest income on the Company’s loans to Exar Capital of $11.1 million (2023 – $8.9 million), interest income on the Company’s loans to Exar of $0.8 million (2023 – $Nil), and interest earned on bank and other deposits of $1.1 million (2023 – $5.8 million).

Finance costs during Q3 2024 were $6.4 million (2023 – $5.8 million) and include mainly interest on the Convertible Senior Notes.

MD&A Nine-month period ended Sept. 30, 2024	12

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Nine Months Ended September 30,
(in US$ million)	2024	2023
	$	$
Net cash used in operating activities	(17.0)	(44.0)
Net cash used in investing activities	(83.6)	(37.2)
Net cash provided by financing activities	68.8	302.7
Effect of foreign exchange on cash	1.8	6.9
Cash held for distribution	-	(275.5)
Change in cash and cash equivalents	(30.0)	(47.1)
Cash and cash equivalents - beginning of the period	122.3	194.5
Cash and cash equivalents - end of the period	92.3	147.4

As at September 30, 2024, the Company had cash and cash equivalents of $92.3 million and an undrawn $75 million available under the limited recourse loan facility.

The Company expects the existing cash balance, proceeds from operations and other sources of financing to provide sufficient financial resources to fund the planned expenditures at Pastos Grandes, Sal de la Puna and its share of Caucharí-Olaroz planned expenditures, general and administrative and other expenditures.

The timing and the amount of expenditures for Pastos Grandes are within the control of the Company due to its ownership interests in the project. Pursuant to the agreements governing Caucharí-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.

The Company continues to support the ramp up of Caucharí-Olaroz and develop its other projects. The Company’s capital resources are driven by the status of its projects, ramp up at Caucharí-Olaroz and its ability to compete for investor support of its projects.

Over the long-term, the Company expects to meet its obligations and fund the development of its projects through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that the Company will successfully complete all its contemplated financing plans. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the nine months ended September 30, 2024, was $17.0 million (2023 – $20.3 million and $23.6 million used in operating activities of continued and discontinued operations respectively). The significant components of operating activities are discussed in the Results of Operations section above.

MD&A Nine-month period ended Sept. 30, 2024	13

Investing Activities

Cash used in investing activities during the nine months ended September 30, 2024, was $83.6 million (2023 – $79.6 million and $116.8 million cash provided by/used in investing activities of continued and discontinued operations respectively).

During the nine months ended September 30, 2024, the Company advanced $41.9 million of loans to Exar Capital, contributed $1.6 million to the investment in Caucharí-Olaroz project, $65.0 million of loans were advanced by PGCo to Exar. Additionally, the Company spent $1.6 million on PP&E and exploration and evaluation asset additions and received $26.5 million from repayment of loans by Exar Capital (release of collateral under the loans of Exar).

Financing Activities

Equity-settleable Convertible Notes

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million.

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The Company adopted these amendments effective January 1, 2024, and applied them retrospectively as required by the transitional provisions of the amendments.

These amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023. The convertible notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the convertible notes would be convertible at the option of the holders and upon conversion, the convertible notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the convertible notes for more than 12 months after the end of the reporting periods.

Loan Facility

As at September 30, 2024, the limited recourse loan facility remains undrawn with $75 million available under the facility.

MD&A Nine-month period ended Sept. 30, 2024	14

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	161.9 million
Restricted Share Units (RSUs)	3.3 million
Deferred Share Units (DSUs)	0.6 million
Stock Options	2.7 million
Performance Share Units (PSUs)	0.2 million
Common shares, fully diluted	168.7 million

RELATED PARTY TRANSACTIONS

Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Argentina:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.
•
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $0.4 million for the nine months ended September 30, 2024 (on a 100% basis).
•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Caucharí-Olaroz over a five-year term, for total consideration of $68 million (excluding VAT).

During the nine months ended September 30, 2024, director’s fees paid by Exar to its President, who is also a director of the Company, totalled $56,000 (2023 – $56,000) (on a 100% basis).

During the nine months ended September 30, 2024, Exar obtained debt financing in the form of loans totaling $77.9 million from banks and third parties to refinance its debt or fund working capital and other funding requirements and settled approximately $226.5 million (a portion of the outstanding third party loans). The accumulated amount of such loans obtained from third parties as of September 30, 2024, was approximately $201.8 million and they include loans totaling:

•
$117.9 million which are secured with $38.0 million of local bank guarantees arranged by Exar, $68.0 million promissory notes signed by Exar, and a $69.4 million guarantee provided by Ganfeng. The Company has in turn provided a guarantee to Ganfeng in the amount of $34.0 million for the loans; and

•
The remaining third-party loans of approximately $83.9 million are unsecured.

As at September 30, 2024, third party loans of approximately $191.8 million are due on or before September 30, 2025 and $10.0 million are due in Q4 2025.

Compensation of Key Management

The Company’s key management consists of the executive management team who supervise day-to-day operations and independent directors on the Company’s Board of Directors who oversee management. Their compensation was as follows:

MD&A Nine-month period ended Sept. 30, 2024	15

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Equity compensation	2.9	0.9	6.1	3.6
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	0.7	0.8	1.7	2.8
Salaries, bonuses and benefits included in exploration expenditures	0.1	-	0.2	0.2
Salaries and benefits capitalized to Investment in Caucharí-Olaroz project	0.1	0.2	0.4	0.5
	3.8	1.9	8.4	7.1

Amount due to directors as at September 30, 2024 was as follows:

(in US$ million)	September 30, 2024	December 31, 2023
	$	$
Total due to directors	0.6	0.1

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz project. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

CONTRACTUAL OBLIGATIONS

As at September 30, 2024, the Company had the following contractual obligations on an undiscounted basis:

	Years ending December 31,
	2024	2025	2026 and later	Total
	$	$	$	$
Convertible senior notes	-	4.5	265.6	270.1
Accounts payable and accrued liabilities	22.4	-	-	22.4
Obligations under office leases¹	0.1	0.2	-	0.3
Total	22.5	4.7	265.6	292.8

¹Include principal and interest/finance charges.

The Convertible Notes are classified as current liabilities as at September 30, 2024, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. The above table summarizes the contractual maturities as at September 30, 2024, with respect to the Convertible Notes if such conditions will not be satisfied before the due date.

The Company’s and the Company’s equity investees’ commitments related to royalties, and other payments are disclosed in Notes 7 and 10 of the Q3 2024 financial statements filed on SEDAR+, most of which will be incurred in the future if the Company continues to hold the subject property, continues construction, or starts production.

MD&A Nine-month period ended Sept. 30, 2024	16

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the Convertible Notes derivative are measured at fair value on a recurring basis. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 20 of the Company’s Q3 2024 financial statements filed on SEDAR+.

Estimation Uncertainty and Accounting policy judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2023, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the nine months ended September 30, 2024, were the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2023 except for certain pronouncements disclosed below.

Determination of Commercial Production for the Cauchari Olaroz project

Judgment is a requirement in determining whether a project’s assets are available for use (referred to as “commercial production”). In making this determination, management considers specific facts and circumstances. These factors include, but are not limited to, whether the product produced by the plant is saleable, the completion of a reasonable period of commissioning, and the achievement of consistent operating results at a predetermined level of design capacity for a reasonable period of time. Subsequent to September 30, 2024, the Company concluded that commercial production was achieved for the Caucharí Olaroz project as of October 1, 2024. As a result, the Caucharí Olaroz project’s assets are now considered ready for their intended use, and depreciation of these assets will commence as of October 1, 2024.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period.

MD&A Nine-month period ended Sept. 30, 2024	17

These amendments to IAS 1 override but incorporate the previous amendments, classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The Company adopted these amendments effective January 1, 2024, and applied them retrospectively as required by the transitional provisions of the amendments.

These amendments to IAS 1 resulted in a reclassification of equity-settleable convertible notes from non-current liabilities to current liabilities as at January 1, 2023 and December 31, 2023. The convertible notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the convertible notes would be convertible at the option of the holders and upon conversion, the convertible notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the convertible notes for more than 12 months after the end of the reporting periods.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after 1 January 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financials Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financials Instruments. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. These amendments require additional disclosure for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

Annual Improvements to IFRS Accounting Standards-Volume 11

In May 2024, the IASB issued the Annual Improvements to IFRS Accounting Standards-Volume 11. It contains amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7.

The IASB's annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards. The IASB's annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights, or conflicts between requirements in the standards. The amendments in this volume relate to the following:

MD&A Nine-month period ended Sept. 30, 2024	18

•
IFRS 1: First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a First-time Adopter

•
IFRS 7: Financial Instruments: Disclosures - Gain or loss on derecognition, disclosure of differences between the fair value and the transaction price, and disclosures on credit risk

•
IFRS 9: Financial Instruments - Derecognition of lease liabilities and transaction price

•
IFRS 10: Consolidated Financial Statements - Determination of a ‘de facto agent’

•
IAS 7: Statement of Cash Flows - Cost Method

These amendments are mandatory for financial years beginning on or after 1 January 2026; earlier application is permitted. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.

RISKS AND UNCERTAINTIES

The operating results and financial condition of the Company are subject to a number of inherent risks and uncertainties associated with its business activities. Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond the Company’s control. These risks and uncertainties include, without limitation, numerous external factors such as economic, social, geopolitical, warfare, environmental, regulatory, health, legal, tax and market risks impacting, among other things, lithium prices, commodities, foreign exchange rates, inflation, the availability and cost of capital to fund the capital requirements of the business and the supply chain related to the business, uncertainty of production and other estimates and the potential for unexpected costs and expenses, and changes in general economic conditions or conditions in the financial markets, as well as the various risks discussed elsewhere in this MD&A and those identified in the Company’s Annual Information Form and Form 40-F for the year ended December 31, 2023, and the Company’s other disclosure documents as filed in Canada on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

TECHNICAL INFORMATION AND QUALIFIED PERSON

The scientific and technical information in this MD&A, has been reviewed and approved by Ernest Burga, P.Eng., a “Qualified Person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and independent of the Company. Additional information about the Company’s mineral projects is contained in its latest AIF and Form 40-F.

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the NI 43-101 technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina”, subject to updates contained in the AIF. The technical report has an effective date of September 30, 2020, and was prepared by “Qualified Persons” for the purposes of NI 43-101, independent of the Company.

Detailed scientific and technical information on the Pastos Grandes project can be found in the NI 43-101 technical report dated June 16, 2023, titled “Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina”, subject to updates contained in the AIF. The technical report has an effective date of April 30, 2023, and was prepared by a “Qualified Person” for the purposes of NI 43-101, independent of the Company. Copies of the technical reports are available on the Company’s website at www.lithium-argentina.com and on the Company’s SEDAR+ profile at www.sedarplus.ca.

MD&A Nine-month period ended Sept. 30, 2024	19

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Caucharí-Olaroz technical report.

Further information about the Pastos Grandes project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, factors that may affect those estimates, is available in the above-mentioned Pastos Grandes technical report.

Unless otherwise indicated, all mineral reserves and mineral resources estimates referred to in this MD&A or other continuous disclosure documents of the Company have been prepared in accordance with NI 43-101 and the CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014. These standards are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this MD&A that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the nine months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information.

MD&A Nine-month period ended Sept. 30, 2024	20

Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2024 expected production for the Caucharí-Olaroz project; expected reductions costs per tonne; goals of the Company; development of the Caucharí-Olaroz project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Caucharí-Olaroz project to prioritize commissioning and the expected timing thereof; expected remaining funding commitments at the Caucharí-Olaroz project; expected timing of full capacity production at the Caucharí-Olaroz project and plans for additional production capacity; Stage 2 targeted production capacity; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; expectations with respect to the sufficiency of current cash balances and other sources to fund planned expenditures; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz project under its co-ownership structure; ability to produce battery quality lithium products; use of proceeds from the Pastos Grandes transaction; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project; expecting timing to complete project review, development planning, evaluating opportunities for synergy for the Pastos Grandes and Sal de la Puna projects as well as Pozuelos; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

•
current technological trends;
•
a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz Project;
•
ability of the Company to fund, advance and develop the Caucharí-Olaroz Project and its other projects, and the respective impacts of the projects when production commences or has fully ramped-up;
•
the Company’s ability to operate in a safe and effective manner;

MD&A Nine-month period ended Sept. 30, 2024	21

•
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
•
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•
general economic conditions;
•
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•
stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
•
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•
estimates of and unpredictable changes to the market prices for lithium products;
•
development and construction costs for the Caucharí-Olaroz project, the economics related thereto, and costs for any additional exploration work at the project;
•
estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
•
reliability of technical data;
•
anticipated timing and results of exploration, development and construction activities, including the impact of any pandemic, war or other global events on such timing;
•
discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all;
•
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•
the impacts of pandemics and geopolitical issues on the Company’s business;
•
the impact of inflation and other economic conditions on the Company’s business and global markets; and
•
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest AIF available on SEDAR+.

MD&A Nine-month period ended Sept. 30, 2024	22

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s latest AIF, management information circular and this MD&A. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of capital and operating costs and related economics for the Caucharí-Olaroz Project; uncertainties inherent to the results of feasibility studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF and management information circular, which are available on SEDAR+.

MD&A Nine-month period ended Sept. 30, 2024	23